UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended June 2026

Commission File No. 001-42416

Elong power holding limited

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 10002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

In 2025, Elong Power Holding Limited (the “Company”) borrowed $1,380,396 from Ms. Xiaodan Liu (“Ms. Liu”), a director, the Chief Executive Officer and Chairwoman of the Board of the Company, to support its business operations, bearing interest at 8% per annum and payable on demand. As of June 23, 2026, the outstanding balance under this loan amounted to $33,000. On June 23, 2026, the Company entered into a debt settlement and mutual release agreement (the “Agreement”) with Ms. Liu and Gracedan Co., Limited, a Cayman Islands company controlled by Ms. Liu. Pursuant to the Agreement, the Company agreed to issue 33,881 Class B ordinary shares (the “Shares”), par value of US$0.0128 per share, of the Company (the “Class B Ordinary Shares”), valued at $0.974 per share, the closing price of the Company’s Class A ordinary shares, par value of US$0.0128 per share, as of June 22, 2026 to Gracedan Co., Limited to settle $33,000 of such payable with Ms. Liu (the “Settlement”). On June 24, 2026, pursuant to the Agreement, the Company issued the Shares to Gracedan Co., Limited.

On June 23, 2026, the Company entered into a securities purchase agreement (“the SPA”) with Gracedan Co., Limited (the “Buyer”). Pursuant to the SPA, the Company agreed to issue and sell to the Buyer 66,119 Class B Ordinary Shares at $0.974 per share, the closing price of the Company’s Class A ordinary shares as of June 22, 2026. On June 24, 2026, the Company issued 66,119 Class B Ordinary Shares to Gracedan Co., Limited.

The execution and delivery of the Agreement and the issuance of the Class B Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations S promulgated thereunder.

The foregoing description of the Agreement and the SPA are qualified in their entirety by reference to the provisions of the Agreement and the SPA filed as Exhibit 10.1 and Exhibit 10.2 to this report, respectively, which are incorporated by reference herein.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Elong Power Holding Limited

Date: June 25, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement Agreement by and between the Company and Xiaodan Liu, dated June 23, 2026
10.2	Securities Purchase Agreement by and between the Company and the Buyer, dated June 23, 2026

4